UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Ablest Inc. (Name of Issuer)
Common Stock par value $.05 per share (Title of Class of Securities)
00371W100 (CUSIP Number)
Mia Jensen, c/o The Burton Partnership, Limited Partnership Post Office Box 4643 Jackson, WY 83001 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
7/25/01 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00371W100

1.	Names of Reporting Persons. The Burton Partnership, Limited Partnership I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 362,000

	8.	Shared Voting Power -0-

	9.	Sole Dipositive Power 362,000

	10.	Shared Dipositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 362,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4%

14.	Type of Reporting Person PN
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SCHEDULE 13D
CUSIP No. 00371W100

1.	Names of Reporting Persons. The Burton Partnership (QP), Limited Partnership I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 362,000

	8.	Shared Voting Power -0-

	9.	Sole Dipositive Power 362,000

	10.	Shared Dipositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 362,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4%

14.	Type of Reporting Person PN
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SCHEDULE 13D
CUSIP No. 00371W100

1.	Names of Reporting Persons. Donald W. Burton I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 362,000

	8.	Shared Voting Power -0-

	9.	Sole Dipositive Power 362,000

	10.	Shared Dipositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 362,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          This statement relates to shares of Common Stock, Par Value $.05 Per Share (the "Shares"), of Ablest Inc. (the "Company"), having its principal executive offices at 1901 Ulmerton Road #300, Clearwater, Florida 33762.

Item 2. Identity and Background.

         This statement is being filed by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; and the general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald W. Burton. The principal business of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership is investment in public and private stocks. The general partner's principal occupation is an investor.

The business address of the general partner is c/o The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership.

         During the five years prior to the date hereof, neither The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership nor its general partner has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The general partner is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

          The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership acquired a total of 362,000 shares of Ablest Inc. through open market transactions during a period beginning May 6, 1996 and ending July 25, 2001 at prices ranging from $4.125 to 7.125 per share, for an aggregate purchase price of $2,323,057.

         No part of the purchase price paid by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of Ablest Inc.

Item 4. Purpose of Transaction
The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership has purchased the Shares for investment purposes only.
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         a. Depending on market conditions, its continuing evaluation of the business and prospects of Ablest Inc. and other factors, The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership may buy or sell additional shares in the open market. Neither The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, nor the general partner has any present plans which relate to or would result in:

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ablest Inc. or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of Ablest Inc. or any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of tern directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of Ablest Inc.;

         f. Any other material change in Ablest Inc. business or corporate structure, including, but not limited to, if Ablest Inc. is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940

g. Changes in Ablest Inc.'s charter or bylaws or other actions which may impede the acquisition if control of Ablest Inc. by any person;

         h. Causing a class of securities of Ablest Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of Ablest Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
j. Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.

         By virtue of his status as general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald W. Burton may thus be deemed to be beneficial owner of the 362,000 shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record, representing 12.4% of the Company. Donald W. Burton may thus be deemed to share with The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership the power to direct the voting and disposition of the shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record.

         The aggregate 362,000 shares purchased by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership were obtained in the open market transactions executed by UBS PaineWebber Inc. between the dates of 05/06/96 and 07/25/01. The foregoing percentage was calculated based on 2,935,132 shares outstanding as of August 9, 2001.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership and the general partner

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among The Burton Partnership, Limited Partnership and the general partner or between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2001
THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP
By:	/s/ Donald W. Burton Donald W. Burton
Title:	General Partner
THE BURTON PARTNERSHIP (QP), LIMITED PARTNERSHIP
By:	/s/ Donald W. Burton Donald W. Burton
Title:	General Partner
DONALD W. BURTON
By:	/s/ Donald W. Burton Donald W. Burton
Title:	General Partner

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